

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Ms. Bonnie C. Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia  30005

> **Re:    Neenah Paper, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 4, 2014**
> **Response letter dated February 7, 2014**
> **File No. 1-32240**

Dear Ms. Lind:

We have reviewed your filing and response letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis, page 23

1.    We have considered your response to prior comment one from our letter dated January 23, 2014 and continue to believe that additional disclosure of non-financial measures regarding your operations may be required.

Item 303 of Regulation S-K and related interpretative releases indicate that disclosure of non-financial measures is required if such disclosure is necessary for an understanding and evaluation of a particular company, or if the measures are key variables used to manage the business and the disclosure would be material to investors.

Bonnie C. Lind
Neenah Paper, Inc.
April 28, 2014
Page 2

Section III.A of Securities Act Release No. 33-6835 explains that "It is the responsibility of management to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company."

Separately, Section III.B.1 SEC Release 33-8350 states that "When preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required." Footnote 27 to Release 33-8350 specifically identifies plant capacity and utilization as such factors and advises that "companies should also consider disclosing information that may be peripheral to the accounting function, but is integral to the business or operating activity. Examples of such measures, depending on the circumstances of a particular company, can include those based on units or volume."

In view of the above, please explain to us, in reasonable detail, how you have considered whether quantified information regarding production capacity and volumes produced and sold for your technical and fine paper products represent key variables necessary for an understanding of your business, and whether these represent factors you use to manage the business and would be material to investors. To the extent that the information is necessary for an understanding of your business or is used to manage the business and would be material to investors, please revise your MD&A to provide this disclosure. For further guidance, refer to FRC §§501.01 and 501-12.b.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief